LIBERTY MEDIA ACQUISITION CORPORATION

12300 Liberty Boulevard
Englewood, Colorado 80112

January 19, 2021

VIA EMAIL & EDGAR

Jonathan Burr

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Liberty Media Acquisition Corporation (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-250188)

Dear Mr. Burr:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-250188) be accelerated by the Securities and Exchange Commission to 3:00 p.m. Washington D.C. time on January 21, 2021 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Gregg Noel of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-4540 and that such effectiveness also be confirmed in writing.

Very truly yours,

Liberty Media Acquisition Corporation

By:	/s/ Renee L. Wilm
	Name:	Renee L. Wilm
	Title:	Chief Legal Officer and Chief Administrative Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Gregg Noel

cc:	Baker Botts L.L.P.
Samantha H. Crispin and Travis J. Wofford

cc:	Ropes & Gray LLP
Paul D. Tropp and Christopher J. Capuzzi